Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio)

Six Months Ended June 30,
2021
Earnings:
Income (loss) before income taxes	$131,242
Add: Fixed Charges	39,159
Add: Amortization of capitalized interest	115
Less: Interest capitalized	—
Less: Earnings from joint venture, net	(455)
Total earnings (loss)	$170,971

Fixed charges:
Interest costs(1)	$33,508
Interest factor of operating lease expense(2)	5,651
Total fixed charges	$39,159

Ratio of earnings (loss) to fixed charges(3)	4.37
(1)Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.
(2)Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.
(3)The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.